September 13, 2013

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

110 F Street N

Washington, D.C. 20549

Re:	Texas Capital Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

Form 10-Q for the Period Ended June 30, 2013

Filed July 29, 2013

File No. 001-34657

Dear Mr. Rodriguez:

This correspondence provides the response of Texas Capital Bancshares, Inc. (“TCBI”) to the comments received in your letter dated September 5, 2013 with respect to the above-referenced filings. To assist your review of our response we have included each comment as stated in your letter and, following each comment, our response.

Form 10-K Filed for the Period Ended December 31, 2012

Note (1) Operations and Summary of Significant Accounting Policies

Loans Held for Sale, page 64

Comment

1.	We note you engage in warehouse lending and classify and account for the related loans as held for sale in the financial statements. In order for us to more fully understand your mortgage warehouse lending business, please address the following:

•	When the mortgage loans are funded and how the respective funding amounts are determined;

•	Whether the mortgage loan originators have the ability to fund the individual loans without the sale of the individual interests to the company;

www.texascapitalbank.com

2000 McKinney Ave., Ste. 700 Dallas, TX 75201

P 214.932.6600 F 214.932.6604

•	Discuss whether the interest rate received by the bank under the contractual agreements with the mortgage loan originators is fixed or variable and whether it is dependent on the rate paid by the borrower on the underlying mortgages;

•	Identify if the obtaining of the bank’s interest in the mortgage loans is subject to a takeout commitment (ie a forward purchase commitment);

•	The bank’s right to retain their interest in the mortgage loans and if they can participate out their acquired interest to a third party other than the investor selected by the mortgage loan originator; and

•	Provide us your analysis referring to authoritative GAAP that supports the classification of these mortgage loans held for sale.

Response

Background

As noted in our Form 10-K filed for December 31, 2012, we are in the mortgage warehouse lending business and purchase legal ownership interests in mortgages from unaffiliated mortgage originators who are seeking additional funding through sale of the ownership interests in mortgages to facilitate their ability to originate loans. The mortgage originator has no obligation to offer and we have no obligation to purchase the underlying mortgage loan interests. Our purchases of interests in the underlying mortgage loans are subject to individual loan underwriting by TCBI; our agreements with the originators are not committed credit facilities, but are structured as guidance lines. Because of certain conditions in our agreements with originators designed to reduce transaction risks to TCBI, these ownership interests do not qualify as participating interests based on the guidance in ASC 860. Under ASC 860, these ownership interests are deemed to be loans to the originators, although we have an actual legal ownership interest in the underlying mortgage loans to individual borrowers.

The following points specifically address the information requested by the SEC staff:

•	Bullet 1 Under our agreements with the originators, we have the ability to approve or decline the requested purchase of each individual interest in an underlying mortgage loan. The funding of our purchase of an interest in an offered mortgage loan generally occurs at the same time as, or shortly after, the closing of the loan origination. The amount of our purchased interest in a mortgage loan varies by originator based upon the terms that are specific to our agreement with each originator. In most cases, we purchase 99% of the principal amount of the underlying mortgage loan.

•	Bullet 2 Based on our experience with the originator funding process as well as the due diligence we perform prior to entering into a guidance line with an originator, we expect that the originators will have other funding sources available to fund the underlying mortgage loans without our involvement. We have no obligation to purchase mortgage loan interests from any originators, so as a practical matter they must maintain other sources of funding for their business.

•	Bullet 3 The interest rate received by us with respect to a legally purchased interest in a mortgage loan can vary based on the terms of our agreement with the originator, or based on terms agreed for individual purchase transactions. Generally all rates are dependent on the rate paid by the borrower and although the rate can be more or less than the actual rate paid by the borrower, it is a fixed amount established at the time we purchase the interest in the underlying mortgage.

•	Bullet 4 We agree to legally purchase an interest in the underlying mortgage loan with the intent and expectation that the loan will be sold to one of several pre-approved investors within a 30 day period. Before we agree to purchase any interest, the underlying loan may have a take-out purchaser or we may agree to purchase loans for which the originator has the right to direct the sale after our purchase of the loan, provided that there are a number of qualified investors for which the particular loan product is marketable. The form or existence of any take-out can vary by loan and by originator. If an investor does not buy the loan, we are free to sell our interest to another investor of our choice.

•	Bullet 5 We have the right to retain the interest in a mortgage loan we purchase, as well as the right to sell that interest to another investor. We expressly include in all originator agreements our intent to retain these interests on a short-term basis, so the right to retain them has not been exercised except in unusual circumstances. Prior to the expected near-term sale to an investor, we also have the right to sell portions of our interests to third parties, who are to the best of our knowledge not related to any investor. As noted in our loans held for sale footnote, we do sell portions of our ownership interests in the underlying mortgage loans, and such sales qualify as participating interests under ASC 860.

•	Bullet 6 Based on our intent at the time of purchase as described in the originator agreements to sell the purchased interest to an investor within 30 days of purchase, we have classified loans to originators (made up of the legally owned interests in the underlying mortgage loans) as loans held for sale. ASC 310-10-35-47 states that loans and trade receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff should be reported in the balance sheet as loans held for investment. This is consistent with the guidance in ASC 948-310-25-1, which states that a mortgage loan shall not be classified as a long-term investment unless the mortgage banking entity has both the ability and the intent to hold the loan for the foreseeable future or until maturity. Neither ASC 310 nor ASC 948-310 provide a GAAP definition of “management’s intent and ability.”

The “held for investment” categorization must be earned based on a company’s ability and intent to hold an asset for the foreseeable future, or until maturity or payoff. Because we have a legal ownership in the underlying mortgages we believe we must look to our ability and intent to hold them to maturity. The 20 to 30 day timeframe between our initial investment and sale of the loan in its entirety to the third party investor would presumably and practically occur before the legal maturity of the underlying mortgage loan (generally, 15 or 30 years from the origination date). In no way do we have the economic intent to hold the purchased legal interests in the underlying mortgage loans until the loans legally mature, as evidenced by our more than ten years of history in this business.

Further, we have clearly expressed in an agreement with the originator our intent to sell our purchased interests in the underlying mortgage loans to an investor within 20 to 30 days of purchase from the originator. Our intent is practically observed and confirmed through our consistent execution of near-term sales of mortgage loan interests to third party investors since the inception of this program over ten years ago.

As such, we believe we cannot represent that we have the intent and ability to hold the interests until maturity of the underlying mortgage loan (to which the purchased interests legally relate) as required for the interests to be classified as loans held for investment. For accounting purposes, the loans to originators are made up of the individual legally purchased interests in the underlying mortgage loans. Further, while never legally obligated to or economically compelled to do so, we can freely and legally sell the separate interests in the underlying loans to other unrelated third parties and have sold such interests. Based on the above considerations we have classified the purchased interests as loans held for sale.

Form 10-Q Filed for the Period Ended June 30, 2013

Notes to Consolidated Financial Statements – Unaudited

Note (7) Regulatory Matters, page 23

Comment

2.	We note the Company’s change in the risk weighting percentage applied to the ownership of mortgage loans in the first quarter of 2013. Please tell us what the ratios of Tier 1 capital to risk weighted assets and total capital to risk weighted assets would have been at December 31, 2012, if the change in risk weightings had been applied at that time. Please also indicate whether the company would have been well capitalized at December 31, 2012.

Response

As noted we began using a 100% risk weight for our mortgage ownership interests in the quarter ended March 31, 2013 in response to supplemental call report instructions issued by the FFIEC in early April 2013. Subsequent to the July 29, 2013 filing of our Form 10-Q for the period ended June 30, 2013, we filed a Form 8-K on August 14, 2013 and disclosed that we were required to amend our year-end Call Reports for 2012 and 2011. In the Form 8-K we disclosed the amended ratios as shown below. Additionally, we disclosed that the amended ratios exceed the definition for “adequately capitalized” for both the Company and the Bank as of December 31, 2012. The amended Tier 1 capital to risk weighted assets exceeds the definition of “well capitalized” but Total capital to risk weighted assets, while still adequately capitalized, falls short of the “well capitalized” requirement. We believe that we had the financial and operational capacity to be “well capitalized” had we determined at the time that the higher risk weighting was to be applied to our mortgage ownership interests. The amendment of the year-end Call Reports for 2011 and 2012 had no impact on our consolidated balance sheet, statements of operations, stockholders’ equity or cash flows.

Risk-based Capital Ratios	12/31/12 As Reported	12/31/12 Amended	To Be Well- Capitalized	To Be Adequately Capitalized
Consolidated
Tier 1 capital	10.06%	8.27%	N/A	4.00%
Total capital	12.12%	9.97%	N/A	8.00%
Bank
Tier 1 capital	8.72%	7.17%	6.00%	4.00%
Total capital	10.34%	8.50%	10.00%	8.00%

Please do not hesitate to contact me if you have further questions or comments.

In closing, this will acknowledge that (i) Texas Capital Bancshares is responsible for the adequacy and accuracy of the disclosures in the above referenced filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and (iii) Texas Capital Bancshares may not assert staff comments as a defense in any proceeding initiated by the Commission.

Respectfully submitted, /s/ Peter Bartholow Peter Bartholow
Chief Financial Officer

cc: Marc Thomas, SEC